October 9, 2025

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Rucha Pandit

Mara Ransom

Re:	Linkage Global Inc Response to the Staff’s Comments on Registration Statement on Form F-1 Filed on August 18, 2025 (File No. 333-289688)

Dear Sir and Madam:

On behalf of our client, Linkage Global Inc., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 8, 2025 on the Company’s registration statement on Form F-1 filed on August 18, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No.1 to Registration Statement (the “Amendment No. 1”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form F-1

Cover Page

1.	Please revise the cover page to disclose the Conversion Price of the Initial Note and Additional Notes and explain the basis for such price. Please also briefly summarize the Conversion Price reset and Alternate Conversion Price provisions of the Notes and clearly disclose that as a result of such terms, the number of issuable Class A ordinary shares underlying the Notes increases as the market price falls below the applicable conversion price.

Response: In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 1. In addition, the Company respectfully advises the Staff that the definition of Alternate Conversion Price that was included in the Initial Note was amended such that the definition of that term does not include the Floor Price, and the Alternate Conversion Price is currently defined as the lowest of (i) the applicable Conversion price as in effect on the applicable conversion date of the applicable alternate conversion, and (ii) greater of (x) the Floor Price then in effect and (y) 90% of the lowest daily VWAP of the Company’s Class A Ordinary Shares in the prior ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivered or deemed delivery of the applicable conversion notice.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212)
930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Prospectus Summary

Private Placement of Notes, page 7

2.	Please disclose the maximum number of shares that could be issued to, and the total possible profit to be realized by, the Selling Stockholder pursuant to the Initial Note as a result of the Conversion Price reset and Alternate Conversion Price provisions. Present this assuming the current trading price, the floor price, and prices between the current trading price and floor price.

Response: In response to the Staff’s comment, the Company has revised pages 7 and 8 of Amendment No. 1. As mentioned also above, the Company respectfully advises the Staff that the definition of Alternate Conversion Price was amended.

Risk Factors, page 12

3.	Please significantly expand your risk factor disclosure to highlight the specific ways in which the terms of the Initial Note and Additional Notes may contribute to substantial dilution to existing stockholders and adjust upward the number of Class A ordinary shares underlying the Notes. For example, please (i) identify the percentage of your outstanding shares that you are seeking to register for resale; (ii) disclose that the Conversion Price reset and Alternative Conversion Price provisions guarantee that the Selling Stockholder may acquire a shares at a discount to market price and explain how this may impact its motivations to sell such shares and (iii) explain that the number of shares issuable upon conversion of the Notes increases as the stock price of the Class A ordinary shares falls further below the initial Conversion Price.

Response: In response to the Staff’s comment, the Company has revised page 25 of Amendment No. 1.

If we cannot continue to satisfy the continued listing requirements .. . ., page 27

4.	Please revise here to discuss how the Notes and underlying ordinary shares may adversely impact the market price of the Class A common stock. For example, please explain whether the offering could cause the price of your Class A ordinary shares to fall below the minimum bid price and result in your shares being delisted from Nasdaq.

Response: In response to the Staff’s comment, the Company has revised page 27 of Amendment No. 1.

General

5.	Please provide us with a detailed legal analysis as to why you believe it is appropriate to register the resale of the shares underlying the Additional Notes. In this regard, we note your disclosure that “[t]he 80,161,943 Class A Ordinary Shares being offered by the Selling Shareholder are those issuable to the Selling Shareholder upon conversion of the Initial Note and additional Notes, if issued (emphasis added).” As not all of the Notes are issued, outstanding and fully funded, it appears that the predicate transactions to the contemplated resale of the Class A ordinary shares underlying the Additional Notes have not been completed. For guidance, please refer to Question 139.11 of Securities Act Sections Compliance and Disclosure Interpretations. Alternatively, revise the registration statement to register only those shares that are issuable under the Initial Note.

Response: The Company respectfully advises the Staff that it has revised the registration statement to register only those shares that are issuable under the Initial Note.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact Ross D. Carmel, Esq. at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law. Alternatively, please contact Shane Wu, Esq. at (202) 322-8852 or by email at swu@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel
Ross D. Carmel, Esq.

cc:	Shane Wu, Esq.